UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)1

OMNICOMM SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68212 U 10 4

(CUSIP Number)

Cornelis F. Wit

2101 W. Commercial Blvd. Suite 3500,

Ft. Lauderdale, FL 33309

(954) 473-1254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68212 U 10 4	13D

1	Names of reporting person Cornelis F. Wit
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Holland
Number of	7	Sole voting power -0- shares
shares beneficially owned by	8	Shared voting power -0-
each reporting person	9	Sole dispositive power -0- shares
with	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0- shares
12	Check box if the aggregate amount in Row (11) excludes shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person IN

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EXPLANATORY NOTE

This Amendment No. 9 to the Original Schedule 13D, as defined herein, (“Amendment No. 9”) amends the Schedule 13D originally filed by the Reporting Person with the Commission on December 29, 2008 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 2, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on February 23, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 22, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on May 23, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on November 20, 2015 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on November 25, 2015 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on February 13, 2017 (“Amendment No. 7”) and Amendment No. 8 to the Original Schedule 13D originally filed by the reporting person with the Commission on January 3, 2019. The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 9 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

This Amendment No. 9 is being filed to (i) update beneficial ownership information of the Reporting Person as a result of transactions occurring since the date of Amendment No. 8, and (ii) to report a decrease in the Reporting Person’s percentage ownership of the common stock resulting from the closing of the acquisition by Anju Software Inc. of OmniComm Systems, Inc. on September 18, 2019.

 Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.    Source and Amount of Funds or Other Consideration

Since the most recent filing of an amendment to the Original Schedule 13D on January 3, 2019, the Reporting Person effected the following transactions:

(i)	on March 29, 2019 75,000 performance based restricted shares granted to the Reporting Person were forfeited as the performance goals associated with the restricted share grant were not achieved,

(ii)	on April 1, 2019 the Reporting Person was issued 800,000 shares of common stock upon the cash exercise of warrants with an exercise price of $0.25,

(iii)

on June 13, 2019 the Reporting Person was issued 200,000 restricted shares pursuant to the terms and conditions of the 2016 Equity Incentive Plan of OmniComm Systems, Inc. to be held in escrow to be released one day prior to the 2020 Annual Stockholder Meeting, subject to continued service and the achievement of performance goals. The Reporting Person retains voting rights over all of the shares while held in escrow,

(iv)

on June 30, 2019, the Issuer and the Reporting Person extended the conversion date of an aggregate amount of $5,770,000 Convertible Debentures convertible into an aggregate of 11,540,000 shares of common stock to April 1, 2023, and extended the expiration date of related warrants exercisable into 11,540,000 shares of common stock at an exercise price of $0.50 per share to April 1, 2023, and

(v)

on September 18, 2019, Anju Software, Inc. closed the previously announced acquisition of OmniComm Systems, Inc. As a result of the merger, pursuant to the Agreement and Plan of Merger dated July 15, 2019 by and between Anju Software Inc., OmniComm Systems Inc. and Thisbe Merger Sub, Inc. the Reporting Person’s 53,033,050 shares of common stock were cancelled and automatically converted into the right to receive $0.41032 per share in cash, without interest thereon. As a result of the merger, the Reporting Person’s 250,000 shares of Series D Preferred Stock were cancelled and automatically converted into the right to receive par value of $0.001 per share in cash, without interest thereon.  As a result of the merger, the Reporting Person’s aggregate amount of $5,770,000 Convertible Debentures convertible into an aggregate of 11,540,000 shares of common stock was repaid in full and related warrants exercisable into 11,540,000 shares of common stock at an exercise price of $0.50 were cancelled. Accordingly, the Reporting Person no longer owns, nor has the right to acquire, any shares of capital stock of the issuer.

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Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.    Interest in Securities of the Issuer

(a)	The aggregate number of securities of the class identified in Item 1 that are beneficially owned by the Reporting Person is 0 shares.

(e)	On September 18, 2019, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities covered by this Schedule 13D.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 3 above is incorporated herein by reference.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7. Material to be filed as Exhibits

Exhibit No. Description

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated July 15, 2019, by and among OmniComm Systems Inc., Anju Software Inc. and Thisbe Merger Sub, Inc.* (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed with the Securities and Exchange Commission on July 16, 2019.)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2019
/s/ Cornelis F. Wit
Cornelis F. Wit

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